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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

 SACK                    BURTON                  M.
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   (Last)               (First)                 (Middle)
 Applebee's International, Inc.
 4551 W. 107th Street, Suite 100
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                                    (Street)

 Overland Park           KS                      66207
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

 Applebee's International, Inc. - APPB

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3. IRS or Social Security Number of Reporting Person (Voluntary)

  ###-##-####
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4. Statement for Month/Year

 5/98
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5. If Amendment, Date of Original (Month/Year)

 N/A
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                           5/11/98        S               5,000       D      25.375
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Common Stock                           5/12/98        J(8)           88,000       D
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Common Stock                           5/13/98        S               5,000       D      25.5625  1,280,780      D         (1)
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Common Stock                           5/11/98        S               5,000       D      25.375
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Common Stock                           5/13/98        S               5,000       D      25.5625    331,000      I         (2)
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Common Stock                           5/11/98        S               5,000       D      25.375      85,430      I         (3)
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Common Stock                           5/11/98        S              10,000       D      25.375
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Common Stock                           5/13/98        S               5,000       D      25.5625
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Common Stock                           5/21/98        S               4,500       D      25.625      74,280      I         (4)
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Common Stock                                                                                         99,930      I         (5)
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Common Stock                          5/12/98         J(8)           88,000       A
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Common Stock                          5/13/98         S               5,000       D                  86,100      I         (6)
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Common Stock                          5/11/98         S               5,000       D                   5,000      I         (7)
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(1)  Includes  7,800  shares in an IRA maintained by the reporting person.
(2) Shares held by Sack Family Partners, L.P. for which reporting person is general partner.
(3) Shares held by Brian M. Sack Irrevocable Trust for which reporting person is trustee.
(4) Shares held by David A. Sack Irrevocable Trust for which reporting person is trustee.
(5) Shares held by Scott A. Sack Irrevocable Trust for which reporting person is trustee.
(6) Shares held by an IRA maintained by Gail Sack, wife of the reporting person.
(7)  Sack Family Foundation maintained by the reporting person.

(8) On May 12, 1998, Burton Sack transfered 88,000 shares out of his personal account to an account maintained by Gail Sack.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    T    V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                               Common      31
Common Stock         25.0625  5/6/98   A    V    5,000        5/6/99   5/6/08  Stock     Million           74,000    D
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Explanation of Responses:




 /s/  Burton M. Sack                                     June 10, 1998
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.